

VIA FACSIMILE

July 12, 2006

Peter Toscano
President and Chief Executive Officer
International Power Group, Inc.
6 Glory Lane
Sussex, New Jersey 07461

> **Re: International Power Group, Inc.**
> **Form 10-SB**
> **Form 10-KSB for the period ended December 31, 2005**
> **Amended May 31, 2006**
> **File No. 0-51449**
> **Form 10-QSB for the quarterly period ended March 31, 2006**
> **Form 8-K filed on June 8, 2006**

Dear Mr. Toscano:

We have reviewed your amended filings and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. All page references below, unless otherwise noted, are to the Form 10-KSB.

2. We note your supplemental response to comment 6 of our November 17, 2005 letter. Please disclose in your Form 10-KSB that you are not a blank check issuer.

3. Supplementally, please provide us with substantiation for the financial projections made on your web site.

Item 1 Description of Business, page 1

4. We note your supplemental response to comment 7 of our November 17, 2005 letter. Please disclose greater detail about the background of your acquisition by Ednet, Inc. Who initiated the contact, the consideration paid and the reasons for entering into the transaction. Also, what were the "series of transactions" by which it acquired 100% of International Power, Inc.

Peter Toscano
International Power Group, Inc.

5. Please disclose when International Power, Inc. was incorporated and what its business operations, if any, were prior to being purchased by Ednet.

6. We note that you determined not to pursue the business of Terra Mar Environmental Systems, Inc. However, please clarify whether Terra Mar Environmental Systems had business operations and/or generated revenue from operations prior to you acquiring it in August of 2004. What, if any, assets did Terra Mar Environmental Systems have. Also, disclose the nature and amount of the consideration paid for Terra Mar Environmental Systems. As part of your response, disclose, outside of the footnotes to the financial statements, the information in your supplemental response to comment 8 of our November 17, 2005 letter.

7. Please disclose whether there was an affiliation between International Power, Inc. and Terra Mar Environmental Systems prior to August 2004.

8. We note your supplemental response to comment 10 of our November 17, 2005 letter. Please disclose this information in the Description of Business section of your Form 10-KSB. Further, please explain what you mean by the disclosure on page 23 and in Note 1 of the financial statements that 300,000 of the 3,400,000 shares purchase price were deemed to be for services. What was the value of this consideration?

9. In addition to disclosing your supplemental response to comment 10 of our November 17, 2005, please explain in this section why you are negotiating a partial reimbursement of the purchase price of Tratamientos Ambientales Tecate. We also note your disclosure under the section entitled Item 8B. Other Information. Did Tratamientos Ambientales Tecate have business operations prior to you acquiring a fifty percent interest? Please elaborate.

10. Please disclose the nature of IPW Group De Mexico SA #1's business.

11. We note your supplemental response to comment 13 of our November 17, 2005 letter. However, you continue to refer to your "proprietary "or "intellectual" property but do not appear to actually own or license any such property. In this regard, we note the disclosure on page 4 under the section "Patents, Trademarks, Licenses, etc." Please revise your filings accordingly or specifically list the intellectual property you own or have rights to.

Contemplated Projects, page 3

12. Please disclose the countries in which you have developed contacts for possible WTE facilities.

Competitive Business Conditions…, page 3

13. Please explain why your ability to obtain permits and to locate WTE facilities would be limited in areas where there is adequate space for landfills, power generation facilities and potable drinking water.

Peter Toscano
International Power Group, Inc.

Patents, Trademarks, Licenses, etc., page 4

14. Please disclose the names of the parties with whom you have contracted to provide your services and the nature of those contracts. If material, please file these contracts as exhibits.

Government Approval…, page 5

15. Please disclose the costs of regulation in the countries you are planning to operate in, if material.

16. Explain the basis for your belief that your WTE modules' regulated emissions will be less than 80% of permissible limits. Also, please revise to describe in more detail the significance of emissions at this level.

17. Please disclose the what, if any, steps you have taken to prepare the environmental report to the Mexican government.

18. We are unable to locate the section entitled "Planned Ensenada, Mexico WTE Facility" referred to on page 5. Please advise. We note the disclosure on page 26 that your plans include the construction of a 12 module WTE plant in this region. Please disclose the steps, if any, you have taken in this regard. Much of the disclosure about your business development and plan of operations is disclosed either in the notes to the financial statements or later in the 10-KSB. These disclosures should be brought forward to the appropriate sections of the Business and MD&A sections.

Reports to Securities Holders, page 5

19. Please update for our new address.

Management's Discussion and Analysis or Plan of Operation, page 25

20. Please reconcile the statement here that you have determined not to pursue the management of low level radioactive waste with the statement on page 2 that you plan to build and operate waste-to-energy facilities to process solid and hazardous and low-level nuclear wastes by incineration.

21. We note your supplemental response to comment 14 of our November 17, 2005 letter. Please disclose clearly in this section that you have no idea how much it will cost and how much time it will take to implement your business plan. Further, if you are not able to estimate the time and costs of your business plan then substantiate your statement that you will be able to satisfy your cash requirements through debt and equity financing and cash reserves.

22. We partially reissue comment 15 of our November 17, 2005 letter. Please disclose in the Form 10-KSB your supplemental response that you have no intention to merge or acquire other entities.

Peter Toscano
International Power Group, Inc.

<u>Restricted Securities, page 21</u>

23. We note your disclosure regarding the possible sale of restricted securities pursuant to Rule 144 of the Exchange Act. Please note that this Division issued an interpretative letter to NASD Regulation which concludes that promoters or affiliates of a blank check company and their transferees would act as "underwriters" under the Securities Act of 1933 when reselling the securities of the blank check company. That letter also indicates that we believe that those securities can be resold only through a registered offering. Rule 144 would not be available for those resale transactions despite technical compliance with the requirements of that Rule. See letter of January 21, 2000 to Ken Worm, Assistant Director, OTC Compliance Unit, NASD Regulation, Inc. Revise your filing to disclose the Division's position summarized above. We also believe that shareholders who obtain securities directly from a blank check issuer, rather than through promoters and affiliates, cannot use Rule 144 to resell their securities, since their resale transactions would appear to be designed to distribute or redistribute securities to the public without compliance with the registration requirements of the Securities Act. Please revise your disclosure as appropriate.

24. We are unable to locate the disclosure that your response to prior comment 21 indicates is presently in the Form 10-KSB.

25. We note your response to comment 19 of our November 17, 2005 letter. Please disclose the facts relied upon to make the exemption cited available. Please refer to Item 701(d) of Regulation S-B.

<u>Part III Item 9 Directors and Executive Officers of the Registrant; Compliance with Section 16(a) of the Exchange Act, page 47</u>

26. We note your supplemental response to comment 24 of our November 17, 2005 letter. This information should be disclosed in the filing. Please also include a brief description of Material Waste Recycling's business.

<u>Exhibit 23.1 Consent of Certified Public Accountant</u>

27. It appears that the consent of your independent certified public accountant contains an incorrect references to your Form 10-KSB. The reference is to the Form 10-KSB/A/3 while it appears that your most recent filing in the Form 10-KSB/A/2. Please revise as appropriate.

<u>Report of Independent Registered Public Accounting Firm, page 30</u>

28. We note your response to our prior comment 29. However, the report from your registered independent public accounting firm on page 30 still does not contain a conformed signature. Please revise.

Peter Toscano
International Power Group, Inc.

Statement of Changes in Shareholders' Equity, page 33

29. We have reviewed your response to our prior comment 30. However, it is unclear to us where the 2,281,040 shares of Power common stock issued in exchange for the assets of TMES are reflected in your statement of stockholders' equity. Please revise to clarify.

30. It is unclear to us how the disclosures on pages 33 and 34 of amounts related to your stock unit offerings issued during fiscal 2005 reconcile to your statement of stockholders' equity and discloses in Note 6 on page 40. Please revise to clarify.

Statements of Cash Flow, page 34

31. Please clarify for us how the $72,500 you have presented as options exercised for services reconciles to your statement of stockholders' equity.

32. Please clarify for us how the amounts presented as your 2005 financing activities reconcile to your statement of stockholders' equity.

Note 1. Organization and Business, page 35

33. It appears to us that the former shareholders of International Power, Inc. ("Power") received shares of International Power Group Ltd. ("IPWG") as a result of the reverse acquisition of Power by IPWG. Power appears to be the accounting acquirer in this transaction. If our assumption is accurate, please be advised that the historical financial statements are required to retro-actively reflect the capital structure of the accounting acquirer by essentially presenting these shares as outstanding for all periods presented, in a manner similar to a stock split. In periods prior to the reverse acquisition, the historical financial statements should reflect, as outstanding, all the shares issued to the former shareholders of Power. As of the date of the reverse acquisition, the historical financial statements should reflect, as issued, the shares held by the former shareholders of IPWG. Please revise your statements of changes in shareholder's equity and all related share and per disclosures throughout the filing.

34. We have reviewed your response to our prior comment 10. However, there are still inconsistencies in your disclosures regarding the acquisition of TAT. For example, on page 1 of your amended Form 10-KSB you state that the acquisition took place on December 2, 2004 while on page 36 you state that the date was February 21, 2005. Please revise or clarify.

Note 3. Summary of Significant Accounting Policies, page 37
General

35. Please revise to include a description of your loans receivable.

Note 6. Capital Stock and Warrants, page 40

36. Revise to disclose why you have a $25,000 liability for unissued stock.

Peter Toscano
International Power Group, Inc.

Item 8A. Controls and Procedures, page 44

37. We note your Chief Executive Officer and Principal Financial Officer concluded that your disclosure controls and procedures were effective in timely alerting them to material information required to be included in your report. Confirm to us, and revise future annual and quarterly filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective for the purpose of ensuring that material information required to be in these reports is recorded, processed, summarized and reported within the specified time periods. Alternatively, you may simply conclude that your disclosure controls are effective or ineffective without defining them. Refer to Exchange Act Rule 13a-15(e).

Form 10-QSB for the quarterly period ended March 31, 2006

Statements of Operations and Deficit, page 2

38. Please revise your disclosure to indicate if your stock compensation expense complies with the guidance in FAS 123(R).

Form 8-K filed on June 8, 2006

39. Please tell us how you intend to account for your acquisition of Anovo, AddPower and SUPE.

Peter Toscano
International Power Group, Inc.

Closing Comments

        You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or John Cash, Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney at (202) 551-3729, or in his absence Lesli Sheppard, Senior Staff Attorney, at (202) 551-3708 with any other questions.

        Sincerely,

        Pamela A. Long
        Assistant Director

CC: Gerald A. Francese
       (212) 504-6967